Exhibit 14.1
This Code of Conduct offers guidelines for business decision-making by employees, officers, and directors in the Irwin Financial companies. Decisions we make at work should be consistent with our beliefs. We use the following framework to make sure our decisions are consistently aligned:
Guiding Philosophy — Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:
We believe the purpose of our business is to create superior value for all our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and pursuit of the highest standards.
We use this collection of statements concerning what we believe about people, business, organizations and work life which we call our Core Values and Beliefs to explain the six central concepts of this philosophy and to influence our decision-making. These are not rules that always apply to every situation. Rather, they are principles that are often helpful in deciding what course of business action is most consistent with our corporate values.
Mission — Irwin Financial’s mission is to be the best financial services company, through ethics and excellence, today and tomorrow.
Neither our statement of Corporate Philosophy nor our Mission are accurate descriptions of present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are not perfect. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These beliefs act as important standards to which we hold ourselves when assessing our own performance. Each Irwin company has a Mission that is fitting for its line of business.
Strategy — Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than the Guiding Philosophy or Mission, strategy is influenced by external factors.
Process Improvement Approach — The financial services system established by our society requires that we conform our behavior to guidelines and standards established for our industry by various regulatory authorities. There are many of these standards and they change from time-to-time. The following Code of Conduct describes how we will conduct our business in compliance with applicable standards.

Table of Contents – The contents are organized by relationship to the interests of the six stakeholders of the Irwin Financial companies.

Customers and Suppliers
Fair Dealing	3
Conflicts of Interest	3
Gifts	4
Privacy Act	5
Supplier/Vendor Solicitations	5

Employees
Confidential Information	5
Conflicts of Interest	5
Criminal Law Summary	7
Directorships	7
Diversity	7
Drugs and Alcohol	7
Giving Tax and/or Legal Advice	8
Guidelines for Borrowing Money	8
Handling Personal Finances	8
Harassment	8
Reporting Business Expenses	8
Safety	8
Protection and Use of Company Property/Assets	9
Use of Computer Software and Systems	9
Copyright Compliance	9

Shareholders
Insider Trading Guidelines	9
Standards for Financial Reporting	10
Accuracy of Financial Records	11

Society
Compliance with Laws, Rules and Regulations	11
Payments to Government Personnel	12
Personal Participation in the Political Process	12
Political Contributions and Bribes	12
Transactions between IFC Companies	12

Community
Community Involvement and Activities	13
Responsible Corporate Citizen	13

How to Report a Problem	13

Conclusion
Approval of the Code of Conduct	14
Waivers of the Code of Conduct	14
Responsibility of Employee	15
Affirmation	15
Important—Additional Information	16

Appendix A
Internal Contact Resources	17
Appendix B
Procedures for Reporting Complaints about Accounting or Auditing Matters	18

Customers and Suppliers
Without our customers, there would be no markets for our products and services, nor any revenue to pay our expenses and earn a profit. Without our suppliers, we would lack essential services and material.
Fair Dealing
One of our core values is that of honorable competition. Therefore, we should respect the rights of, and deal fairly with, the company’s customers, suppliers and competitors. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Moreover, you need to comply with all “antitrust” and fair competition laws.
Relations with Customers/Suppliers
Just as we can establish the terms through which we will sell a product, a customer has the freedom to establish his or her own prices and terms for a sale. There are circumstances under which our company may or may not be permitted to offer credit or services on the condition that the customer enter into a business relationship with another one of our companies. These situations are referred to as “tie-in” situations. To learn more about tie-ins, consult your supervisor or your legal area.
Irwin Financial will not enter into any agreement with a supplier to set industry prices or terms of a sale. The laws involving antitrust issues are complex and you should both avoid conflict and the appearance of conflict.
Customer and Supplier Non-Discrimination
You will not discriminate against any customers (applicants, borrowers etc.) or suppliers based on race, color, religion, national origin, gender, disability, age, marital status, familial status, sexual preference, veteran status, the receipt of public assistance, the good faith exercise of any rights under the Consumer Credit Protection Act, or on any other basis prohibited by federal, state or local law.
Relations with Competitors
We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, not through wrongful or illegal business practices. Irwin Financial will therefore conduct its business fairly and in compliance with the laws that govern it.
Irwin will not enter into arrangements with competitors affecting pricing or marketing policies.
You should not communicate with competitors unless there is a specific business need such as benchmarking or contact occurs through interaction at a trade or industry association event. If at any trade or industry association meeting the subject of pricing, bidding, territorial or customer allocation, or refusal to deal is mentioned in any form, you should leave the meeting immediately and report the circumstance to the legal area.
Conflicts of Interest
You should always avoid conflicts, or the appearance of conflicts, between your personal interests and the interests of Irwin Financial. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the company objectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. For example, you may not complete a transaction (the sale of an Irwin Financial company product or service) for yourself or for a member of your immediate family or for an organization of which you are a member. If you need a transaction completed for yourself or for a family member or group, you should ask other employees to direct the processing, underwriting or approval of the transaction. This helps to prevent the appearance of a potential conflict.

You should question transactions you perform before completing them. Ask yourself:
•	Would you have trouble explaining your actions to others?

•	How would you feel if the details of the transaction were made visible to others?
If you are unsure of what to do in a situation, talk with someone. Discuss the issue with your supervisor, the human resources area, or the legal area.
For additional information, see Ethical Concerns and Standards in IUB Employee Handbook. See Ethical Concerns and Standards in IHE Guide to Human Resources Policy and Practice. See Ethical Concerns and Standards in the IFC Employee Handbook.
Gifts
Conflicts of interest can arise from work-related gifts and gratuities that you give or receive because of various legal (including criminal) prohibitions, including but not limited to the prohibitions set forth in the Bank Bribery Act. You should not solicit or demand for the benefit of any person anything of value from anyone in return for any business, service or confidential information of the company. You should act at all times to avoid even the appearance of a conflict of interest.
The following are the only cases where the acceptance of a gift may be allowed:
Meals and Entertainment
You may accept meals and other entertainment from a supplier, customer or vendor if they are of reasonable value and the purpose of the meeting is business related. You may offer meals and/or entertainment of reasonable value to customers, suppliers or vendors if there is a bona fide business purpose for the meeting. If you are not sure what value is reasonable, discuss the situation with your supervisor before proceeding.
Nominal Gifts
You may accept small gifts, gratuities or favors offered as advertising or promotional material (pens, pencils, key chains, calendars, note pads, etc.). If you are uncertain about any actions, please talk with your supervisor or the legal area.
Personal Gifts
There are times when personal gifts of reasonable value may be accepted. They are:
•	Gifts related to recognized special occasions (i.e. job promotion, birthday, retirement, etc.),

•	Awards from a charitable, educational or religious organization for recognition of service and accomplishments.

•	Gifts, gratuities or favors based on obvious family relationships when it is clear the gift was given for this reason and not to effect business.

•	Discounts or rebates on merchandise or services that do not exceed those available to other customers.
Reporting Impermissible Gifts
If you are offered or receive something of value from a customer beyond what is permitted by the Code of Conduct, you should disclose that fact to the Senior Vice President—Ethics of Irwin Financial, who has been designated as the company’s official to receive such disclosures. The documentation of such a disclosure will be maintained and reviewed by management to determine that the gift that has been offered or accepted is of reasonable value and does not pose a threat to the integrity of the company. Any such disclosure is required to be reported to the Audit and Risk Management Committee to determine whether a waiver to the Code is warranted with respect to the proposed gift.
If you have questions, please talk with your supervisor. Both you and your supervisor may wish to seek advice from the legal area before proceeding with the acceptance of any gift.

For additional information see Ethical Concerns and Standards in IUB Employee Handbook. See Ethical Concerns and Standards in IHE Guide to Human Resources Policy and Practice. See Ethical Concerns and Standards in the IFC Employee Handbook.
Privacy
You should feel that protecting the privacy of our customers is of great concern. You should explain to customers why you are asking them for information. The company establishes and maintains security procedures designed to help prevent unauthorized access to customers’ private, confidential information. You are to safeguard all customer data, documentation or other information according to our established security standards and procedures. The obligation to preserve confidential information in confidence continues even after employment or other service ends.
The company may share specific information with third parties as provided by law. You may be required to provide disclosure of this fact to the customer. If you have questions concerning the need to share specific information with third parties or the need to provide related disclosure to this effect to customers, talk with your supervisor.
For additional information, see Confidentiality IUB Employee Handbook. See also The Privacy Policy of Irwin Union Bank. See Confidentiality in the IFC Employee Handbook.
Supplier/Vendor Solicitations
You are expected to act in a fair manner when conducting supplier selections. You should avoid any conflict of interest in this process and should report potential conflicts immediately to your supervisor. Potential conflicts may include you or a family member having a financial interest in the potential supplier and also being in a decision-making role for the company. This example would require you to disclose this information to your supervisor immediately. The company will not discriminate when selecting suppliers based on race, color, religion, national origin, gender, disability, age, marital status, familial status, sexual preference, veteran status, the receipt of public assistance, the good faith exercise of any rights under the Consumer Credit Protection Act, or on any other basis prohibited by federal, state or local law. Any selection of a vendor should be made fairly and without any form of discrimination.
Employees
Without our employees, we could not function at all.
Confidential Information
You are held to the strictest of confidence concerning the records kept by the company on individual employees or groups of employees. All information obtained in the work environment about the company and its employees must stay confidential and be given only to those who have a “need to know” in order to process work for the company. In addition, disclosure of such information may be made if required by, and in accordance with, applicable laws and regulations. The obligation to preserve confidential information in confidence continues even after employment or other service ends. If you have questions about information and whether it may be shared, please talk with your supervisor.
For additional information, see Confidential Information on IBF Employee Manual. See also Confidentiality in IUB Employee Handbook. See also Employee Responsibilities in IHE Guide to Human Resources Policy and Practice. See also Confidentiality and Employee Responsibilities in the IFC Employee Handbook.
Conflicts of Interest
You should always avoid conflicts of interest or situations that could appear to be conflicts. There are many examples of conflicts that may arise. Here are a few specific examples:

Working with relatives
There may be times when a relative of an employee accepts a position with the company. When this happens, supervisors need to make sure that the relatives are not put into positions that could present conflicts of interest. For example:
•	The relatives should not be in a direct reporting relationship.

•	A relative should not be in a position to have audit control over the other’s work.

•	One relative should not be in the position to influence the other’s pay, performance, benefits or career progression.
All of these could lead to the potential of a conflict or the appearance of one. If you have a situation like any of those listed above, contact and discuss it with the human resources and legal areas.
For additional information, see Employment of Relatives in IUB Employee Handbook. See Employment of Relatives in IHE Guide to Human Resources Policy and Practice. See Hiring Relatives in the IMC Employee Handbook. See Employment of Relatives in the IFC Employee Handbook.
Relationships with Customers
You may not borrow money from a customer if there would appear to be a conflict with the transaction.
Job Outside of Irwin Financial (For Employees of the Company)
The company understands that from time to time you may wish to seek a job in addition to your employment with one of the Irwin Companies. Before accepting another position, you need to ask:
•	Does this job interfere with my responsibilities at Irwin Financial?

•	Is this job in any way in competition with Irwin Financial or its subsidiaries?

•	If this job is self-employment, does it present a conflict or appear to? Am I using some of the same knowledge I have from Irwin Financial and am I using it for my own personal gain?
You should not invest or take employment in any outside business activity that might affect or appear to affect your independence of judgment with respect to transactions between an Irwin company and any business enterprise. For example, it is almost always a conflict of interest for an employee to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except for relationships entered into on the company’s behalf. Employees are prohibited from competing with the company, directly or indirectly.
For additional information, see Outside Employment in the IFC Employee Handbook.
Business Opportunities
Employees, officers and directors owe a duty to the company to advance its legitimate interests when the opportunity to do so arises. Therefore, employees, officers and directors are prohibited from taking for themselves personally any opportunities that are discovered through the use of corporate property, information or position, without the consent of the Board of Directors. No employee, officer or director may use corporate property, information or position for improper personal gain.
Expressing Personal Opinions in the Public Arena
The Irwin companies value independent thinking among our employees, officers and directors, which is consistent with, among other things, the diversity and lifelong learning/personal improvement key concepts found within our fourth and fifth Core Values (Treating Others as We Would Want to be Treated and Long-Term Orientation). While you should always seek to align your work-related decisions with our Core Values and Beliefs, it is recognized that your personal opinions will not always be consistent with positions or views espoused by the Irwin companies. As a result, when expressing your own opinions in the public arena on issues of personal interest (e.g., a letter to the editor or a letter to a public official that is independent of any grassroots effort conducted by the Irwin Public Affairs program), you should not sign correspondence over, or accompanied by, any indication that you are an employee, officer or director of an Irwin company.
For additional information, see Outside Employment in IHE Guide to Human Resources Policy and Practice. See also Outside Employment in IBF Employee Manual. See also Confidential Information in IUB Employee Handbook and Confidentiality of Information policy E-5 in Irwin Mortgage Employee Handbook.
Criminal Law Summary
Federal and state laws contain several provisions that make certain conduct criminal in nature. You will not violate, or even create the appearance that you may have violated, these laws. The company will not knowingly employ any person to serve as a director, officer, or employee if he or she has been convicted of a criminal offense involving dishonesty or a breach of trust. Any employee or director convicted of a felony at law will have his or her employment or service immediately terminated. If you need more information contact your legal area for advice.
Directorships (For Employees of the Company)
You are encouraged to disclose your plans and consult with your supervisor before accepting service on a Board of Directors or as an officer, employee or partner of any other company (including charitable and civic organizations).
Diversity
We embrace diversity within a common commitment to our Guiding Philosophy. Through diversity we gather a mix of different people who bring talents and perspectives together in a common cause, united by the values of our Guiding Philosophy.
We further define our interpretation of diversity as:
Respecting the similarities and differences we have,
Including contributions from people with a wide array of backgrounds,
Valuing the unique contributions each of us can make because of these differences, and
Maximizing our potential success as a business by tapping into all those contributions.
Irwin Financial is an equal opportunity employer. You should work to ensure equal employment opportunities for individuals regardless of race, color, religion, national origin, gender, disability, age, marital status, familial status, sexual preference, veteran status, or any other criteria on the basis of which discrimination is prohibited by federal, state or local law.
For additional information, see Equal Opportunity Employment policy in IUB Employee Handbook. See also Affirmative Action for Equal Opportunity Employment policy E-1 in Irwin Mortgage Employee Handbook. See also Equal Employment Opportunity policy in IHE Guide to Human Resources Policy and Practice. See Equal Opportunity Employment in the IFC Employee Handbook.
Drugs and Alcohol
Irwin Financial wants to provide a safe and productive workplace that is free from the effects of substance abuse of any kind. Irwin Financial is therefore committed to maintaining a drug-free workplace. The consumption of alcohol, while a legal and customary practice in our society, must be governed by common sense. You are expected to apply sound and responsible judgment in this area, bearing in mind that the personal choices you make during your working hours are more likely to be attributed to the company. As with other areas of conduct, you are expected to demonstrate professionalism and good judgment when representing the company in business settings, including any special events or other occasions held for a legitimate business purpose where serving alcohol on the company’s premises after working hours is sanctioned by your supervisor.

For additional information, see Substance Abuse policy in IUB Employee Handbook. See Substance Abuse in IHE Guide to Human Resources Policy and Practice. See Drug-Free and Alcohol-Free Work Environment in IMC Employee Handbook. See Substance Abuse in the IFC Employee Handbook.
Giving Tax and/or Legal Advice
In the financial services business, we are often asked to give advice to our customers or other stakeholders concerning their personal financial situation or that of their company or organization. You may not give tax advice without the proper professional designations to do so, and even then this needs to be with the approval of your supervisor. Inquiring stakeholders should be referred to independent tax advisors of their own choosing.
You may not give legal advice to customers or other stakeholders. You should not attempt to “practice law” by giving to others legal information that is not approved by the legal area for distribution. All customers should be encouraged to seek legal advice from independent legal advisors.
Guidelines for Borrowing Money
The company will comply with all applicable laws and regulations limiting credits to insiders. You should comply with all monitoring and reporting requirements as well as limitations on loans. If you have questions regarding the application of these guidelines, please contact the legal area of your company.
Handling Personal Finances
You should handle your financial affairs in a responsible and prudent way. You may wish to seek outside or financial advice to help you achieve this objective.
Harassment
The company intends to maintain a workplace free of sexual and other harassment and intimidation, including harassment based on any criteria, including race, color, religion, national origin, gender, disability, age, marital status, familial status, sexual preference, veteran status, or any other criteria on the basis of which harassment is prohibited by federal, state or local law. You are prohibited from engaging in any form of harassment in the workplace. You have the responsibility to help ensure that our workplace includes a business-like professional atmosphere. You should report incidents immediately to your supervisor or human resources.
For additional information, see Harassment and Sexual Harassment policies in IUB Employee Handbook. See policy E-2, Anti-Harassment Policy and Complaint Policy in Irwin Mortgage Employee Handbook. See Harassment Policy in IBF employee manual. See IFC Sexual Harassment Policy and Harassment, Sexual Harassment, What is Sexual Harassment, and Complaint Procedure in IFC Employee Handbook. See Harassment in IHE Guide to Human Resources Policy and Practice.
Reporting Business Expenses
You are required to be truthful in all submissions of business expenses for payments by the company or for reimbursement to you. Receipts and forms must be completed to reflect the actual amount for payment. You should refer to expense guidelines written for your company or talk with your supervisor for assistance.
For additional information, see Expense Reimbursement in IHE Guide to Human Resources Policy and Practice.
Safety
You need to know what to do in case of an emergency or the need for medical assistance. You must also comply with all safety regulations and emergency procedures as required. You need to report all safety incidents as soon as possible. If you have questions please talk with your supervisor.
For additional information, see Safety and Security policy in IUB Employee Handbook or Safety policy G-7 in Irwin Mortgage Employee Handbook. See Safety in IBF employee manual. See Safety in IHE Guide to Human Resources Policy and Practice. See Safety and Security in the IFC Employee Handbook.

Protection and Use of Company Property/Assets
Company property such as equipment or facilities may not be used for anything other than the company’s business unless authorized in writing by your supervisor. This also applies to property developed for the exclusive use of an Irwin company (such as customer lists, files, reports, computer software, data processing systems, databases etc.). You should use extreme care in protecting confidential or proprietary information of the company that is stored in paper documents, on computers, in voicemail and electronic mail systems, and in other media.
You will reimburse the company for any personal use of company property or assets such as Federal Express package costs, supplies, items not covered in expense policies etc. that are used for purposes other than a business need. Personal use or permanent removal of company property including equipment, technology or supplies is prohibited unless authorized by your supervisor.
For additional information see Use of Company Communications Systems in IHE Guide to Human Resources Policy and Practice.
Use of Computer Software and Systems
The company considers all software, hardware and electronic and voice mail to be property of the company. The company may monitor, access, copy, modify, disclose or delete the content of messages sent or received through these systems, including Internet usage. Therefore, permission is given to you to use these systems for business purposes only. If you need to use company software for any purpose other than business, you will need authorization from your supervisor.
For additional information, see Use of Company Communication Systems policy in IUB Employee Handbook or Electronic and Voice Mail Systems policy G-2 and Internet Policy G-3 in Irwin Mortgage Employee Handbook. See also Use of Company Communications Systems in IHE Guide to Human Resources Policy and Practice. See Use of Company Communication Systems in the IFC Employee Handbook.
Copyright Compliance
U.S. copyright law grants exclusive copyrights to the owners of original materials and prohibits the unauthorized reproduction of such materials. Accordingly, you should not copy any copyright protected materials without the express written consent of the copyright owner. Irwin Financial will uphold all licensing provisions and copyright restrictions involved with technology. You should comply with all licensing and copyright requirements. Irwin Financial has obtained a license from the Copyright Clearance Center in order to facilitate the process of obtaining permissions from copyright owners to copy and distribute certain protected works. You should consult your supervisor or the legal area if you have questions about copyright compliance measures or if you are interested in utilizing the Copyright Clearance Center license in connection with the copying and distribution of a published work.
For additional information, see Use of Company Communication Systems policy in IUB Employee Handbook or Electronic and Voice Mail Systems policy G-2 and Internet Policy G-3 in Irwin Mortgage Employee Handbook. See also Use of Company Communications Systems in IHE Guide to Human Resources Policy and Practice.
Shareholders
Without our shareholders, we would not have the capital we require to be in business and to make new investments.
Insider Trading Guidelines
The federal securities laws and Irwin Financial’s insider trading policy prohibit the improper use or disclosure of company information (sometimes called “Inside Information”).

You may not take advantage of material non-public Inside Information, either for your benefit or the benefit of another person. Information should be considered material if there is a likelihood that someone who received knowledge of the information would consider it valuable in deciding whether or not to take action or make an investment. You should think of all information as confidential unless you have seen it in a document filed with the Securities and Exchange Commission, such as a report on Form 10-K, 10-Q or 8-K, or in a publication or broadcast with national distribution or in an approved press release. You should not disclose Inside Information about the company to anyone either within or outside Irwin Financial without a legitimate business purpose and without first consulting with your supervisor or the legal area. To use Inside Information for personal financial benefit or to “tip” others who might make an investment decision on the basis of that information is illegal. These guidelines apply to all employees and directors.
“Blackout” Periods
In addition to the above guidelines, our insider trading policy provides that individuals who are likely to possess material nonpublic information in the course of their duties (referred to in the insider trading policy as “Restricted Persons”) should refrain from trading in Irwin Financial Corporation’s securities from the 15th day of the last month of each calendar quarter until the third business day following the company’s public release of financial results for that quarter. Consult our insider trading policy to determine whether your job function makes you a Restricted Person subject to quarterly blackouts. The blackout period policy applies to any transaction in company securities, including transactions involving employee benefit plans. Our insider trading policy does not prohibit gifts during quarterly blackout periods as long as the recipient agrees in writing not to sell the securities until the quarterly blackout period ends.
In addition, special blackout periods may apply in other situations, such as when Irwin Financial is attempting to raise capital in public markets. You will be informed if such additional restrictions apply to you, and you will be expected to abide by those restrictions until the special blackout period is terminated. Gifts of Irwin Financial securities are not permitted during special blackout periods.
Approval for Stock Transactions
The company’s insider trading policy requires that certain Restricted Persons follow a notice and approval process (pre-clearance procedure) prior to engaging in any transactions in company securities. Consult our insider trading policy to determine whether your job function requires you to seek pre-clearance.
Public and Investor Relations
Because dealing with public investors and the media requires expertise, and because the company must avoid selective disclosure of material nonpublic information, you should transfer any inquiries you receive about the company to the Irwin Financial investor relations department. Such inquiries could include, for example, those relating to financial matters, corporate policies, public affairs, legal matters, and marketing materials.
If you have questions, including but not limited to your status and obligations as a Restricted Person under the insider trading policy, please contact your supervisor or the legal area.
For additional information, see Irwin Financial Corporation and Affiliates—Statement of Policy, Securities Trades by Company Personnel.
Standards for Financial Reporting
It is important that all of our employees, but especially those who work in the areas of financial reporting and internal financial controls (including the principal executive officers, principal financial officers, principal accounting officers, controllers and persons performing similar functions at Irwin Financial and its various subsidiaries), comply with the standards:
•	set forth in this document for:

°	honest and ethical conduct (including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships), and

°	avoidance of conflicts of interest, including the procedures for assessing material transactions or relationships that reasonably could be expected to give rise to such a conflict, as described above under “Customers and Suppliers: Conflicts of Interest” and “Employees: Conflicts of Interest”;
•	established by the company for the full, fair, accurate, timely, and understandable disclosure of information in the company’s publicly-filed periodic reports and in other public communications made by the company, and

•	required for compliance with applicable governmental laws, rules and regulations.
Accuracy of Financial Records
All of the company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the company’s transactions and must conform to applicable legal requirements and to the company’s system of internal controls. As a result, you will always need to maintain integrity in the accuracy and reliability of corporate records you create or are responsible for. No inaccurate or misleading entries shall be made in the books or records of the company. Therefore, it is important that you report all transactions that affect Irwin Financial or its subsidiaries accurately and truthfully including expense records, customer transactions (i.e. loan information, etc.) as well as accounting records of every Irwin Financial company. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation. We cooperate fully with our auditors and under no circumstances withhold information from them.
In addition, the company is expected to maintain certain types of information for a specified period of time before it can be destroyed. You need to familiarize yourself with destruction dates for information to ensure compliance with the company’s record retention policies. If there is ever a need to review records, the company will comply with audit procedures and provide appropriate disclosure of information in a manner that complies with applicable requirements. In accordance with the company’s record retention policies, please consult the legal area in the event of litigation or governmental investigation.
Since business records and communications often become public, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.
Society
Without the approval and guidance of our regulators, who set up the rules for us to follow and are the guardians of society’s interest in a safe and sound financial system, we would not be allowed to operate.
Compliance with Laws, Rules and Regulations
Obeying applicable laws and regulations, both in letter and in spirit, forms part of the foundation on which our compliance standards are built. Therefore, you should always respect and obey the laws of the jurisdictions in which we operate. Although you are not expected to know the details of every law, rule or regulation, it is your responsibility to know what compliance requirements are applicable to your job function and to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.
While we may legitimately disagree at times with policymakers and regulators over policy issues and seek to persuade them to change their requirements or opinions, we should never ignore rules and regulations or cut corners on the assumption that they are not as important as other considerations. We have a responsibility to maintain a consistent relationship of candor and trustworthiness with our regulators.
Payments to Government Personnel
Irwin Financial is subject to the requirements of the Foreign Corrupt Practices Act. This U.S. federal law has two main points:
•	It is unlawful to bribe foreign officials or foreign political candidates to get (or keep) business. Such a bribe would include giving the official or candidate anything of value, directly or indirectly. Irwin company employees are therefore strictly prohibited from making any improper payments to government officials of any foreign country.
•	Irwin Financial is required to make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Irwin Financial. All of the transactions of the company will be reported accurately.
In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The legal department can provide guidance to you in this area.
Personal Participation in the Political Process
You are encouraged to participate in the political process. If you intend to run for political office, you should both discuss your intentions with your supervisor and check with the legal area of your company regarding any conflicts that may arise from your running for office or what may happen if you are elected. All activities involved with the political process such as campaigning, fundraising etc. should not be conducted on company time or through the use of other company resources. Please refer to Conflicts of Interest: Expressing Personal Opinions in the Public Arena in the “Employees” section of the Code for a discussion of why you should refrain from identifying yourself as an Irwin employee, officer or director when expressing personal opinions in the public arena.
Political Contributions and Bribes
Federal law and the laws of most states prohibit the Irwin Financial companies from making contributions to any political party or candidate. The Irwin Financial companies will not use corporate funds or assets for any political contributions unless permitted by law and by company policy.
You may make political contributions through personal resources at your own discretion. Unless approved by your supervisor in the course of an activity sponsored by the company’s public affairs program, you should not solicit for contributions while in company premises or during normal working hours. Discuss questions you have about these guidelines with your supervisor and, if applicable, with the legal area.
Transactions between IFC Companies
Any transaction between or among any Irwin Financial companies is subject to regulatory and legal restrictions. You should consult with, and receive approval from, your supervisor and the legal area of your company prior to engaging in such transactions.

Community
Without good communities in which to do business, we could not prosper.
Community Involvement and Activities
You are encouraged to be an active citizen in your community. In doing so, make sure that your involvement follows these guidelines:
•	Your actions should comply with the law and public policy.
•	Keep community involvement separate from your job. Where the two intersect, be sure that community involvement does not interfere with your ability to do your job.
•	Community involvement is a personal choice. It should be pursued so that you do not appear to represent or make decisions on behalf of the company unless authorized by your supervisor to do so.
Please refer to Conflicts of Interest: Expressing Personal Opinions in the Public Arena in the “Employees” section of the Code for a discussion of why you should refrain from identifying yourself as an Irwin employee, officer or director when expressing personal opinions in the public arena.
For additional information, see Commitment to our Communities policy in IUB Employee Handbook. See Commitment to Our Communities in IFC Employee Handbook.
Responsible Corporate Citizen
Irwin Financial strives to be a responsible corporate citizen in the market areas and communities in which it operates. The company will designate a percentage of net income to be used for charitable giving through the Irwin Financial companies as well as through Irwin Financial Foundation.
How to Report a Problem
Since we cannot anticipate every situation that may arise, it is important that we have a process for approaching new questions or problems. If you come across a situation involving a possible violation of the Code of Conduct or if you are presented with a situation you believe might cause you to violate these standards of conduct or if you know of or have reasonable belief to suspect a violation of law, regulation, or of this Code of Conduct, please consider the following steps:
•	Make sure you have the important facts. In order to analyze the nature of the problem and reach an appropriate solution, you must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem wrong or improper? In other words, within the framework of the Decision-Making Process, are you being confronted with a “temptation” (a choice between a right and a wrong), as opposed to a “dilemma” (a choice between two rights)? Answering these questions will enable you to focus on the specific nature of the problem you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems wrong or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from company resources. In a case where it may be inappropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with another manager, the human resources area, or the legal area. If that also does not seem appropriate, call or write Matt Souza, in the company’s ethics office, at 500 Washington Street, Box 929, Columbus, Indiana 47202-0929 (phone: 812.376.1934) (matt.souza@irwinfinancial.com).

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.
Reporting a situation does not mean a violation exists; it affords the opportunity for review. All reports will be kept as confidential as possible. If it is determined that further action needs to take place, the person reporting the violation may be asked to talk with other internal and/or external resources.
In addition to the foregoing guidelines, the Audit and Risk Management Committee will from time to time establish procedures for:
          (a) the receipt, retention and treatment of complaints that are received by the company regarding its accounting, internal accounting controls, or auditing matters; and
          (b) the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters.
Employees will be notified of those procedures, which will be posted on the company’s website, as they are implemented and amended from time to time. The current procedures are attached as Appendix B.
You may report violations of the Code of Conduct in confidence, since you will not face any retaliation or retribution for bringing an issue to the attention of the company as described above. The company supports your efforts to identify areas of potential conflict or violation and encourages all reports that are given with the proper intentions and in good faith. By the same token, employees are expected to cooperate in internal investigations of misconduct.
Conclusion
Approval and Administration of the Code of Conduct
The Audit and Risk Management Committee of the Board of Directors of Irwin Financial Corporation has the overall responsibility for the approval and administration of the Code of Conduct, including amendments thereto. The Audit and Risk Management Committee has delegated the responsibility of daily administration to the legal and human resource areas of each Irwin Financial company.
Application of the Code of Conduct
This Code of Conduct applies to all employees, officers, and directors of Irwin Financial Corporation and its companies.
Waivers of the Code of Conduct
Irwin Financial has never given a waiver of the Code of Conduct for any executive officer. Federal legislation now requires that, to the extent any such waiver is proposed to be given to an executive officer (including principal executive officers, principal financial officers, principal accounting officers and controllers) or a director, it may be made only by the Board of Directors of Irwin Financial Corporation or the Audit and Risk Management Committee. Any such waiver, if given, will be promptly disclosed as required by applicable law or stock exchange regulation.

Responsibility of Employee
You have the responsibility to follow and uphold the Code of Conduct. Supervisors have the additional responsibility of making sure that it is known to, understood and followed by their direct reports and that all potential conflicts and violations are brought to the attention of the legal area. All of our employees must conduct themselves in accordance with the Code of Conduct and avoid even the appearance of behavior that is contrary to the standards identified herein. Violations of the Code of Conduct may result in disciplinary action up to and including termination.
Affirmation
You will be asked to affirm your understanding and compliance of the Code of Conduct periodically. Your signed affirmation will be kept in your personnel file as a permanent record.

Important—Additional Information
The Code of Conduct sets forth guidelines and principles for business decision-making and the conduct of our business in compliance with applicable standards. It does not contain all policies applicable to all Irwin companies or include all details concerning any particular policy. Detailed policies and procedures are contained in various handbooks, guides and policy statements of individual Irwin companies, some of which are referenced in this Code of Conduct. Those detailed policies and procedures are separately available to employees.
This Code of Conduct is not intended to be, and should not be construed to be, an express or implied contract of employment or continued employment by any Irwin company, or an offer, statement or confirmation of any guaranteed terms or conditions of employment. Except in a case where an employee has entered into an express written employment agreement with an Irwin company, the employment relationship is strictly at-will, and either the employee or the employer may terminate the employment relationship at any time for any or no reason.

Appendix A—Contact List

IFC	IMC
Matt Souza	Rebecca Tolton
Senior VP – Ethics	First VP – Legal
(812) 376-1934	(317) 537-3408
matt.souza@irwinfinancial.com	rebecca.tolton@irwinmortgage.com

Ellen Mufson	Aimee Hill
VP – Lead Counsel	Legal Counsel
(812) 376-1939	(317) 537-3409
ellen.mufson@irwinfinancial.com	aimee.hill@irwinmortgage.com

Brian Cline	Nickie Snyder
VP – Corporate Compliance	VP – Human Resources
(925) 790-4675	(317) 537-3389
brian.cline@ihe.com	nickie.snyder@irwinmortgage.com

Terry Hall	ICF
VP – Human Resources	Robert Murphy
(812) 376-1974	SVP, Credit & Ops (U.S./Canada Vendor)
terry.hall@irwinfinancial.com	(604) 646-2244
robert@onsetcapital.com

IHE	Gina Dimanis
Gary Iorfido	VP, Human Resources
VP and Chief Counsel	(604) 646-2233
(925) 790-5502	gdimanis@irwincf.com
gary.iorfido@ihe.com

Lorraine Sumulong	IUB
Deputy Chief Counsel	Joan Tupin-Crites
(925) 790-5532	Senior VP – Legal
lorraine.sumulong@ihe.com	(812) 376-1896
joan.tupin-crites@irwinunion.com

Sunita Liggin	Carrie Houston
VP- Human Resources	Senior VP, Human Resources
(925) 790-5563	(812) 373-1480
sunita.liggin@ihe.com	carrie.houston@irwinunion.com

Appendix B
Procedures for Reporting Complaints About Accounting or Auditing Matters
In addition to the general procedures described in the Code under “How to Report a Problem,” and in accordance with the requirements of federal legislation and related SEC rulemaking, the Audit and Risk Management Committee (the “Committee”) has established the following procedures for:
•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
The procedures outlined below are intended to ensure that any such complaints and concerns are promptly and effectively addressed.
Defined Terms
“anonymous” means of unknown authorship, and without designation that might lead to information about the authorship. Anonymity is not compromised by assignment of a code or other designation with which a person can communicate without revealing his or her identity.
“Complaint” means any adverse information provided to the company, whether in the form of a concern, a demand for remedial action, or a report of a suspected violation of law or Company policy, that relates to the Company’s accounting, internal accounting controls, or auditing matters.
“confidential” means authorized for access by only those persons who have a need to know. Ordinarily, a need to know arises from an obligation to investigate or to take remedial or disciplinary action.
“Confidential Designee” means a person, independent of the financial reporting function, designated by the Committee to assist it in addressing Complaints in a manner consistent with these Procedures and the role of the Committee. Unless otherwise designated by the Committee, the Confidential Designee shall be the Senior Vice President — Ethics of the Company.
Procedures
     1. Submission and Receipt of Complaints.
     a. As described in the section of the Code of Conduct under “How to Report a Problem,” employees are free to bring Complaints to the attention of their supervisors, the human resources area, or the legal area, as they would any other workplace concern. The recipients of such Complaints shall forward them promptly to the Chair of the Committee and to the Confidential Designee.
     b. Furthermore, to ensure that Complaints can be submitted confidentially or anonymously when employee complainants so choose, the Company shall maintain at least two other formal means by which employees may communicate Complaints:
(i) a “complaint hotline” available at all times and handled by an outside service provider (voice, fax, or TTY) engaged by the Company (the “Compliance Hotline”), the published toll-free or “collect” telephone number for which is reflected on Exhibit A attached hereto; and
(ii) the interoffice mail (or regular mail or other means of delivery, addressed to the corporate headquarters address of the Company), by which Complaints may be submitted in a sealed envelope marked “Private and Strictly Confidential —

Attention: Chair of the Audit and Risk Management Committee of Irwin Financial Corporation,” which envelope shall be forwarded unopened to the Chair of the Committee.
The Compliance Hotline number and the mail procedure shall be posted on the Company’s internal website.
     c. Non-employees may submit Complaints by mail (or other means of delivery) sent to the corporate headquarters address of the Company, either addressed to any officer of the Company (as identified on the Company’s external website) or marked “Private and Strictly Confidential – Attention: Chair of the Audit and Risk Management Committee of Irwin Financial Corporation.” Envelopes so marked shall be forwarded unopened to the Chair of the Committee. These procedures shall be posted on the Company’s external website.
     d. Each Complaint must be specific and contain sufficient detail to permit a thorough investigation without a need for the target of the Complaint to make direct contact with the complainant. Upon the Complaint’s being issued, the complainant will be assigned a control number for future reference and will be given instructions on how to use the control number to monitor status of resolution of the Complaint.
     e. Each Complaint, whether received via the Compliance Hotline or otherwise, shall be routed to the Chairman of the Committee. The Chair of the Committee shall, in conjunction with the Director — Internal Audit, cause the Complaint to be entered into an electronic database for internal reference and reporting purposes, and to be distributed to such key managers of the Company as are deemed necessary by the Chair, in his discretion, to facilitate the investigation of the Complaint. Contemporaneously with such distribution of the Complaint, the Committee Chair shall notify the Confidential Designee of the Complaint who shall, in addition to the Director – Internal Audit, periodically review the database to determine the status of each investigation.
     f. The Chair of the Committee shall inform the Committee, in summary form or otherwise, of all Complaints received, with an initial assessment as to the appropriate treatment of each Complaint. Assessment, investigation, and evaluation of Complaints shall be conducted by, or at the direction of, the Committee, the Committee Chair, or the Confidential Designee. If the Committee deems it appropriate, the Committee may engage, at the Company’s expense, independent advisors, such as outside counsel and accountants unaffiliated with the Company’s external auditors. The results of the investigation shall be communicated in both periodic reports and a final report provided to the Chair of the Committee and to the Director – Internal Audit, who shall enter such results, upon their receipt, into the electronic database referenced above. The Director – Internal Audit shall prepare, based on information maintained in the database, a report of the initiation, status and results of each Complaint investigation, and shall present this report to the Committee at each of its regular meetings, including a detailed presentation regarding any Complaint alleging matters that may affect the content of the Company’s financial statements.
     g. Following an investigation and evaluation of a Complaint, the Chair of the Committee shall report to the Committee on recommended disciplinary or remedial action, if any. The action determined by the Committee to be appropriate under the circumstances shall then be brought to the Board or to the appropriate members of senior management for authorization or implementation, respectively. If the action taken to resolve a Complaint is deemed by the Committee to be material or otherwise appropriate for inclusion in the minutes of the meetings of the Committee, it shall be so noted in the minutes.
2. Retention of Records of Complaints. Records pertaining to a Complaint are the property of the Company and shall be retained:
     a. in compliance with applicable laws and document retention policies;

     b. subject to safeguards that ensure their confidentiality, and, when applicable, the anonymity of the person making the Complaint; and
     c. in such a manner as to maximize their usefulness to the Company’s overall compliance program.
3. Treatment of Complaints—In General.
     a. All Complaints shall be treated confidentially.
     b. Although a person making an anonymous Complaint may be advised that maintaining anonymity could hinder an effective investigation, the anonymity of the person making the Complaint shall be maintained until the person indicates that he or she does not wish to remain anonymous. Any system established for exchanging information with a complainant shall be designed to maintain anonymity.
     c. Any effort to retaliate against any person making a Complaint in good faith is strictly prohibited and shall be reported immediately to the Chair of the Committee or the Confidential Designee.
     d. An employee or non-employee may utilize these Procedures either to raise new Complaints or if he or she feels that a Complaint previously raised has not been appropriately handled.
4. Maintenance of Complaint Hotline and Complaint Procedures. The Company’s Senior Vice President—Ethics shall ensure that the Compliance Hotline is administered by a designated service provider so as to provide a means for anonymous submission of Complaints that complies with all applicable laws and listing standards. The Senior Vice President—Ethics shall report to the Committee periodically about the process for receiving Complaints, so that the Committee can ensure that the process is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity, and effectiveness.
Approved by the ERMC July 21, 2005
Approved by the IUBT Board of Directors August 23, 2005
Approved by the IFC Board of Directors August 24, 2005

Exhibit A
Important Contact Information for Complaint Procedures
Complaint Hotline
Ethics Point.
1.866.294.8678
Director of Internal Audit
Jose M. Gonzalez
812.379.7622
jose.gonzalez@irwinfinancial.com
Ethics Office
Matt Souza
812.376.1934
matt.souza@irwinfinancial.com